82-4033

SINGAPORE

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com[redacted]

From Secretary's Office: 47 Hill Street [redacted]
Chinese Chamber of Commerce & Industry
Singapore 179365
Tel No.: 6837 2133 Fax No..

03032433

Our Ref: C200/SEC/LK/JL/rh

Exemption No. 33-91910

24 September 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

03 OCT -1 PM 7:21

SUPPL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Date of Announcement	Description of Announcement
12 September 2003	Notice of Substantial Shareholders's Interests – Cosco Holdings (Singapore) Pte Ltd
15 September 2003	Notice of Changes in Substantial Shareholder's Deemed Interests – China Ocean Shipping (Group) Company
15 September 2003	Notice of Changes in Substantial Shareholder's Deemed Interests – Cosco (Hong Kong) Group Limited
15 September 2003	Notice of Changes in Substantial Shareholder's Deemed Interests – Cosco (Hong Kong) Industry & Trade Holdings Limited
15 September 2003	Notice of Changes in Substantial Shareholder's Deemed Interests – China Ocean Shipping (Group) Company
15 September 2003	Notice of Changes in Substantial Shareholder's Deemed Interests – Cosco (Hong Kong) Group Limited
15 September 2003	Notice of Changes In Substantial Shareholder's Deemed Interests – Cosco (Hong Kong) Industry & Trade Holdings Limited

Date of Announcement	Description of Announcement
15 September 2003	Notice of Changes In Subsidiary Director's Interests – Liu De Tian
16 September 2003	Notice of Changes In Substantial Shareholder's Deemed Interests – China Ocean Shipping (Group) Company
16 September 2003	Notice of Changes In Substantial Shareholder's Deemed Interests – Cosco (Hong Kong) Group Limited
16 September 2003	Notice of Changes In Substantial Shareholder's Deemed Interests – Cosco Industrial Investments Limited
16 September 2003	Notice of Changes In Substantial Shareholder's Deemed Interests – Cosco (Hong Kong) Industry & Trade Holdings Limited
16 September 2003	Notice of Changes In Director's Deemed Interests – Wang Kai Yuen
16 September 2003	Notice of Substantial Shareholder's Cessation of Interests – Cosco Industrial Investments Limited
16 September 2003	Notice of Substantial Shareholder's Cessation of Interests – Cosco (Hong Kong) Industry and Trade Holdings Limited
16 September 2003	Notice of Changes In Substantial Shareholder's Deemed Interests – Cosco (Hong Kong) Group Limited
16 September 2003	Notice of Changes In Substantial Shareholder's Deemed Interests – China Ocean Shipping (Group) Company
16 September 2003	Notice of Cessation Of Substantial Shareholder's Interests – Kim Eng Securities Pte. Ltd.
16 September 2003	Notice of Cessation Of Substantial Shareholder's Interests – Kim Eng Holdings Ltd
16 September 2003	Notice of Cessation Of Substantial Shareholder's Interests – Yuanta Securities Asia Financial Services Limited
16 September 2003	Notice of Cessation Of Substantial Shareholder's Interests – Yuanta Core Pacific Securities Co., Ltd

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

encs

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

MASNET No. 20 OF 12.09.2003
Announcement No. 20

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder: Cosco Holdings (Singapore) Pte Ltd

-

Date of notice to company: 12/09/2003

-

Date of change of interest: 12/09/2003

-

Name of registered holder: Cosco Holdings (Singapore) Pte Ltd

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Conversion of redeemable convertible cummulative preference shares into ordinary shares

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 165,240,620
% of issued share capital: 22.62

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: 0

-

No. of shares held before the transaction: 332,495,000
% of issued share capital: 45.52

-

No. of shares held after the transaction: 497,735,620
% of issued share capital: 55.57

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	332,495,000
% of issued share capital:	0	45.52
No. of shares held after the transaction:	0	497,735,620
% of issued share capital:	0	55.57
Total shares:	0	497,735,620

*Percentage of issued share capital held after the transaction is based on an issued capital of 895,617,659 ordinary shares of $0.20 each as at 12 September 2003 pursuant to the said conversion.

Submitted by Mr Gu Qi Chang, Alternate Director on 12/09/2003 to the SGX

MASNET No. 61 OF 15.09.2003
Announcement No. 64

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: China Ocean Shipping (Group) Company ("China")

-

Date of notice to company: 11/09/2003

-

Date of change of interest: 04/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Sales by CIIL in open market (China is the ultimate holding company of CIIL)

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 3,000,000
% of issued share capital: 0.411

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.455

-

No. of shares held before the transaction: 65,900,059
% of issued share capital: 9.027

-

No. of shares held after the transaction: 62,900,059
% of issued share capital: 8.616

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	398,395,059	
% of issued share capital:	54.573	
No. of shares held after the transaction:	395,395,059	
% of issued share capital:	54.162	
Total shares:	395,395,059	

Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

The number of shares deemed to be held by the substantial shareholder includes 332,495,000 shares which are registered in the name of Cosco Holdings (Singapore) Private Limited.

Submitted by Mdm Yao Hong, Director on 15/09/2003 to the SGX

MASNET No. 62 OF 15.09.2003
Announcement No. 65

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Cosco (Hong Kong) Group Limited ("Cosco (HK)")

-

Date of notice to company: 15/09/2003

-

Date of change of interest: 04/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Sales by CIIL in open market (Cosco (HK) is the intermediate holding company of CIIL)

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 3,000,000
% of issued share capital: 0.411

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.455

-

No. of shares held before the transaction: 65,900,059
% of issued share capital: 9.027

-

No. of shares held after the transaction: 62,900,059
% of issued share capital: 8.616

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	398,395,059	
% of issued share capital:	54.573	
No. of shares held after the transaction:	395,395,059	
% of issued share capital:	54.162	
Total shares:	395,395,059	

Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

The number of shares deemed to be held by the substantial shareholder includes 332,495,000 shares which are registered in the name of Cosco Holdings (Singapore) Private Limited.

Submitted by Mdm Yao Hong, Director on 15/09/2003 to the SGX

MASNET No. 63 OF 15.09.2003
Announcement No. 66

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Cosco (Hong Kong) Industry & Trade Holdings Limited

-

Date of notice to company: 15/09/2003

-

Date of change of interest: 04/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Sales by the wholly-owned subsidiary, CIIL in open market

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 3,000,000
% of issued share capital: 0.411

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.455

-

No. of shares held before the transaction: 65,900,059
% of issued share capital: 9.027

-

No. of shares held after the transaction: 62,900,059
% of issued share capital: 8.616

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	65,900,059	
% of issued share capital:	9.027	
No. of shares held after the transaction:	62,900,059	
% of issued share capital:	8.616	
Total shares:	62,900,059	

Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

Submitted by Mdm Yao Hong, Director on 15/09/2003 to the SGX

MASNET No. 68 OF 15.09.2003
Announcement No. 71

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Cosco (Hong Kong) Group Limited ("Cosco (HK)")
Date of notice to company:	15/09/2003
Date of change of interest:	05/09/2003
Name of registered holder:	Cosco Industrial Investments Limited ("CIIL")
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Sales by CIIL in open market (Cosco (HK) is the intermediate holding company of CIIL)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	2,000,000
% of issued share capital:	0.274
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.475
No. of shares held before the transaction:	62,900,059
% of issued share capital:	8.616
No. of shares held after the transaction:	60,900,059
% of issued share capital:	8.342

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	395,395,059	
% of issued share capital:	54.162	
No. of shares held after the transaction:	393,395,059	
% of issued share capital:	53.888	
Total shares:	393,395,059	

Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

The number of shares deemed to be held by the substantial shareholder includes 332,495,000 shares which are registered in the name of Cosco Holdings (Singapore) Private Limited.

Submitted by [illegible] Director on 15/09/2003 to the SGX

MASNET No. 66 OF 15.09.2003
Announcement No. 69

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: China Ocean Shipping (Group) Company ("China")

-

Date of notice to company: 11/09/2003

-

Date of change of interest: 05/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Sales by CIIL in open market (China is the ultimate holding company of CIIL)

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 2,000,000
% of issued share capital: 0.274

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.475

-

No. of shares held before the transaction: 62,900,059
% of issued share capital: 8.616

-

No. of shares held after the transaction: 60,900,059
% of issued share capital: 8.342

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	395,395,059	
% of issued share capital:	54.162	
No. of shares held after the transaction:	393,395,059	
% of issued share capital:	53.888	
Total shares:	393,395,059	

Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

The number of shares deemed to be held by the substantial shareholder includes 332,495,000 shares which are registered in the name of Cosco Holdings (Singapore) Private Limited.

Submitted by Mdm Yao Hong, Director on 15/09/2003 to the SGX

MASNET No. 68 OF 15.09.2003
Announcement No. 71

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Cosco (Hong Kong) Group Limited ("Cosco (HK)")

-

Date of notice to company: 15/09/2003

-

Date of change of interest: 05/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Sales by CIIL in open market (Cosco (HK) is the intermediate holding company of CIIL)

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 2,000,000
% of issued share capital: 0.274

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.475

-

No. of shares held before the transaction: 62,900,059
% of issued share capital: 8.616

-

No. of shares held after the transaction: 60,900,059
% of issued share capital: 8.342

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	395,395,059	
% of issued share capital:	54.162	
No. of shares held after the transaction:	393,395,059	
% of issued share capital:	53.888	
Total shares:	393,395,059	

Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

The number of shares deemed to be held by the substantial shareholder includes 332,495,000 shares which are registered in the name of Cosco Holdings (Singapore) Private Limited.

Submitted by Mdm Yao Hong, Director on 15/09/2003 to the SGX

MASNET No. 70 OF 15.09.2003
Announcement No. 73

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Cosco (Hong Kong) Industry & Trade Holdings Limited

-

Date of notice to company: 15/09/2003

-

Date of change of interest: 05/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Sales by the wholly-owned subsidiary, CIIL in open market

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 2,000,000
% of issued share capital: 0.274

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.475

-

No. of shares held before the transaction: 62,900,059
% of issued share capital: 8.616

-

No. of shares held after the transaction: 60,900,059
% of issued share capital: 8.342

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	62,900,059	
% of issued share capital:	8.616	
No. of shares held after the transaction:	60,900,059	
% of issued share capital:	8.342	
Total shares:	60,900,059	

Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

Submitted by Mdm Yao Hong, Director on 15/09/2003 to the SGX

MASNET No. 71 OF 15.09.2003
Announcement No. 74

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director: Liu De Tian
-
Date of notice to company: 15/09/2003
-
Date of change of interest: 11/09/2003
-
Name of registered holder: Liu De Tian
-
Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise of share options under Cosco Group Employee's Share Option Scheme
-
Information relating to shares held in the name of the registered holder: -
-
No. of shares which are the subject of the transaction: 85,000
% of issued share capital: 0.009
-
Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.20
-
No. of shares held before the transaction: 35,000
% of issued share capital: 0.003
-
No. of shares held after the transaction: 120,000
% of issued share capital: 0.013

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		35,000
% of issued share capital:		0.003
No. of shares held after the transaction:		120,000
% of issued share capital:		0.013
Total shares:		120,000

Note: Mr Liu De Tian is a director of the subsidiary, Cosco (Singapore) Pte Ltd.

Submitted by Mdm Yao Hong, Director on 15/09/2003 to the SGX

MASNET No. 38 OF 16.09.2003
Announcement No. 41

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: China Ocean Shipping (Group) Company ("China Ocean").

Date of notice to company: 15/09/2003

Date of change of interest: 12/09/2003

Name of registered holder: Cosco Holdings (Singapore) Pte Ltd ("CHS")

Circumstance(s) giving rise to the interest: Please specify details: Others
Conversion of Redeemable Convertible Cumulative Preference Shares ("RCCPS") into ordinary shares by CHS and the consequent enlargement of the issued capital of the Company (China Ocean owns 53.77% equity interest in CHS)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 165,240,620
% of issued share capital: 22.62

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: 0

No. of shares held before the transaction: 332,495,000
% of issued share capital: 45.52

No. of shares held after the transaction: 497,735,620
% of issued share capital: 55.57

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	393,395,059	
% of issued share capital:	53.86	
No. of shares held after the transaction:	558,635,679	
% of issued share capital:	62.37	
Total shares:	558,635,679	

Percentage shareholding which are subject of the transaction/before the transaction is calculated based on an issued capital of 730,377,039 ordinary shares of $0.20 each in the Company as at 11 September 2003.

Percentage shareholdings after the transaction is calculated based on an issued capital of 895,619,659 ordinary shares of S$0.20 each in the Company as at 12 September 2003

after the issuance of 165,240,620 new shares pursuant to the above conversion by Cosco Holdings (Singapore) Pte Ltd.

The number of shares deemed to be held by the substantial shareholder includes 60,900,059 ordinary shares in the Company which are registered in the name of Cosco Industrial Investments Limited, whose percentage shareholdings of the Company has been reduced from 8.34% to 6.8% due to the enlargement of the Company's issued capital following the above conversion by Cosco Holdings (Singapore) Pte Ltd.

Submitted by Mr Ji Hai Sheng, President on 16/09/2003 to the SGX

MASNET No. 40 OF 16.09.2003
Announcement No. 43

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Cosco (Hong Kong) Group Limited ("Cosco (HK)")
Date of notice to company:	15/09/2003
Date of change of interest:	12/09/2003
Name of registered holder:	Cosco Holdings (Singapore) Pte Ltd ("CHS")
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Conversion of Redeemable Convertible Cumulative Preference Shares ("RCCPS") into ordinary shares by CHS and the consequent enlargement of the issued capital of the Company (Cosco (HK) owns 46.23% equity interest in CHS)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	165,240,620
% of issued share capital:	22.62
Amount of consideration (excluding brokerage **and stamp duties) per share paid or received:**	0
No. of shares held before the transaction:	332,495,000
% of issued share capital:	45.52
No. of shares held after the transaction:	497,735,620
% of issued share capital:	55.57

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	393,395,059	
% of issued share capital:	53.86	
No. of shares held after the transaction:	558,635,679	
% of issued share capital:	62.37	
Total shares:	558,635,679	

Percentage shareholding which are subject of the transaction/before the transaction is calculated based on an issued capital of 730,377,039 ordinary shares of $0.20 each in the Company as at 11 September 2003.

Percentage shareholdings after the transaction is calculated based on an issued capital of 895,619,659 ordinary shares of S$0.20 each in the Company as at 12 September 2003

after the issuance of 165,240,620 new shares pursuant to the above conversion by Cosco Holdings (Singapore) Pte Ltd.

The number of shares deemed to be held by the substantial shareholder includes 60,900,059 ordinary shares in the Company which are registered in the name of Cosco Industrial Investments Limited, whose percentage shareholdings of the Company has been reduced from 8.34% to 6.8% due to the enlargement of the Company's issued capital following the above conversion by Cosco Holdings (Singapore) Pte Ltd.

Submitted by Mr Ji Hai Sheng, President on 16/09/2003 to the SGX

MASNET No. 41 OF 16.09.2003
Announcement No. 44

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder: Cosco Industrial Investments Limited ("CIIL")

-

Date of notice to company: 15/09/2003

-

Date of change of interest: 12/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited

-

Circumstance(s) giving rise to the interest: Others

Please specify details: Enlargement of issued capital of the Company following Cosco Holdings (Singapore) Pte Ltd's conversion of Redeemable Convertible Cumulative Preference Shares ("RCCPS") into ordinary shares.

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 0

% of issued share capital: 0

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: 0

-

No. of shares held before the transaction: 60,900,059

% of issued share capital: 8.34

-

No. of shares held after the transaction: 60,900,059

% of issued share capital: 6.8

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	60,900,059
% of issued share capital:	0	8.34
No. of shares held after the transaction:	0	60,900,059
% of issued share capital:	0	6.8
Total shares:	0	60,900,059

Percentage shareholding which are subject of the transaction/before the transaction is calculated based on an issued capital of 730,377,039 ordinary shares of $0.20 each in the Company as at 11 September 2003.

Percentage shareholdings after the transaction is calculated based on an issued capital of 895,619,659 ordinary shares of S$0.20 each as at 12 September 2003 pursuant to the

enlargement of the issued capital of hte Company following Cosco Holdings (Singapore) Pte Ltd's conversion of RCCPS into ordinary share.

Submitted by Mr Ji Hai Sheng, President on 16/09/2003 to the SGX

MASNET No. 42 OF 16.09.2003
Announcement No. 45

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Cosco (Hong Kong) Industry & Trade Holdings Limited
Date of notice to company:	15/09/2003
Date of change of interest:	12/09/2003
Name of registered holder:	Cosco Industrial Investments Limited ("CIIL")
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Enlargement of issued capital of the Company following Cosco Holdings (Singapore) Pte Ltd's conversion of Redeemable Convertible Cumulative Preference Shares ("RCCPS") into ordinary shares.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	0
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	60,900,059
% of issued share capital:	8.34
No. of shares held after the transaction:	60,900,059
% of issued share capital:	6.8

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	60,900,059	
% of issued share capital:	8.34	
No. of shares held after the transaction:	60,900,059	
% of issued share capital:	6.8	
Total shares:	60,900,059	

Percentage shareholding which are subject of the transaction/before the transaction is calculated based on an issued capital of 730,377,039 ordinary shares of $0.20 each in the Company as at 11 September 2003.

Percentage shareholdings after the transaction is calculated based on an issued capital of 895,619,659 ordinary shares of S$0.20 each as at 12 September 2003 pursuant to the

enlargement of the issued capital of hte Company following Cosco Holdings (Singapore) Pte Ltd's conversion of RCCPS into ordinary share.

Submitted by Mr Ji Hai Sheng, President on 16/09/2003 to the SGX

MASNET No. 65 OF 16.09.2003
Announcement No. 68

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Director's Deemed Interests

Name of director: Wang Kai Yuen

Date of notice to company: 16/09/2003

Date of change of interest: 15/09/2003

Name of registered holder: Mina Sze Ming Chan

Circumstance(s) giving rise to the interest: Others
Please specify details: Deemed Interests
Purchase in open market by spouse as personal investment

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 200,000
% of issued share capital: 0.02

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.50

No. of shares held before the transaction: 0
% of issued share capital: 0

No. of shares held after the transaction: 200,000
% of issued share capital: 0.02

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	
% of issued share capital:	0	
No. of shares held after the transaction:	200,000	
% of issued share capital:	0.02	
Total shares:	200,000	

Note: Dr Wang Kai Yuen is an independent director of Cosco Investment (Singapore) Limited.

Submitted by Mr Li Jian Xiong, Alternate Director on 16/09/2003 to the SGX

MASNET No. 66 OF 16.09.2003
Announcement No. 69

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Cessation of Interests

Name of substantial shareholder: Cosco Industrial Investments Limited ("CIIL")

Date of notice to company: 16/09/2003

Date of change of interest: 12/09/2003

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise by Kim Eng Securities Pte. Ltd. ("KES") on 12/09/2003 of the placement option granted by CIIL in favour of KES on 05/09/2003 to purchase or to procure purchasers for all 60,900,059 shares owned by CIIL in the issued capital of the Company.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 60,900,059
% of issued share capital: 6.8

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.415

No. of shares held before the transaction: 60,900,059
% of issued share capital: 6.8

No. of shares held after the transaction: 0
% of issued share capital: 0

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		60,900,059
% of issued share capital:		6.8
No. of shares held after the transaction:		0
% of issued share capital:		0
Total shares:		0

Submitted by Mr Li Jian Xiong, Alternate Director on 16/09/2003 to the SGX

MASNET No. 67 OF 16.09.2003
Announcement No. 70

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Cessation of Interests

Name of substantial shareholder:	Cosco (Hong Kong) Industry and Trade Holdings Limited
Date of notice to company:	16/09/2003
Date of change of interest:	12/09/2003
Name of registered holder:	Cosco Industrial Investments Limited ("CIIL")
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise by Kim Eng Securities Pte. Ltd. ("KES") on 12/09/2003 of the placement option granted by CIIL in favour of KES on 05/09/2003 to purchase or to procure purchasers for all 60,900,059 shares owned by CIIL in the issued capital of the Company. (The substantial shareholder owns 100% of the issued capital of CIIL).

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	60,900,059
% of issued share capital:	6.8
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.415
No. of shares held before the transaction:	60,900,059
% of issued share capital:	6.8
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	60,900,059	
% of issued share capital:	6.8	
No. of shares held after the transaction:	0	
% of issued share capital:	0	
Total shares:	0	

Submitted by Mr Li Jian Xiong, Alternate Director on 16/09/2003 to the SGX

MASNET No. 68 OF 16.09.2003
Announcement No. 71

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Cosco (Hong Kong) Group Limited

Date of notice to company: 16/09/2003

Date of change of interest: 12/09/2003

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise by Kim Eng Securities Pte. Ltd. ("KES") on 12/09/2003 of the placement option granted by CIIL in favour of KES on 05/09/2003 to purchase or to procure purchasers for all 60,900,059 shares owned by CIIL in the issued capital of the Company. (The substantial shareholder owns 100% of the issued capital of CIIL through Cosco (Hong Kong) Industry and Trade Holdings Ltd).

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 60,900,059
% of issued share capital: 6.8

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.415

No. of shares held before the transaction: 60,900,059
% of issued share capital: 6.8

No. of shares held after the transaction: 0
% of issued share capital: 0

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	558,635,679	
% of issued share capital:	62.37	
No. of shares held after the transaction:	497,735,620	
% of issued share capital:	55.57	
Total shares:	497,735,620	

Percentage shareholdings of the substantial shareholder includes 497,735,620 ordinary shares in the Company which are registered in the name of Cosco Holdings (Singapore) Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 16/09/2003 to the SGX

MASNET No. 69 OF 16.09.2003
Announcement No. 72

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: China Ocean Shipping (Group) Company

Date of notice to company: 16/09/2003

Date of change of interest: 12/09/2003

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

Circumstance(s) giving rise to the interest: Others

Please specify details: Exercise by Kim Eng Securities Pte. Ltd. ("KES") on 12/09/2003 of the placement option granted by CIIL in favour of KES on 05/09/2003 to purchase or to procure purchasers for all 60,900,059 shares owned by CIIL in the issued capital of the Company. (The substantial shareholder is the ultimate holding company of CIIL.)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 60,900,059
% of issued share capital: 6.8

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.415

No. of shares held before the transaction: 60,900,059
% of issued share capital: 6.8

No. of shares held after the transaction: 0
% of issued share capital: 0

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	558,635,679	
% of issued share capital:	62.37	
No. of shares held after the transaction:	497,735,620	
% of issued share capital:	55.57	
Total shares:	497,735,620	

Percentage shareholdings of the substantial shareholder includes 497,735,620 ordinary shares in the Company which are registered in the name of Cosco Holdings (Singapore) Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 16/09/2003 to the SGX

MASNET No. 70 OF 16.09.2003
Announcement No. 73

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Cessation of Substantial Shareholder's Interests

Name of substantial shareholder: Kim Eng Securities Pte. Ltd. ("KES")

Date of notice to company: 16/09/2003

Date of change of interest: 15/09/2003

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

Circumstance(s) giving rise to the interest: Others

Please specify details: Placement of 60,900,059 ordinary shares of S$0.20 each in the share capital of the Company (the "Placement Shares") by KES to various end-placees subsequent to the exercise by KES on 12/09/2003 of the placement option in relation to the Placement Shares granted by CIIL in favour of KES on 05/09/2003

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 60,900,059

% of issued share capital: 6.8

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.415

No. of shares held before the transaction: 60,900,059
% of issued share capital: 6.8

No. of shares held after the transaction: 0
% of issued share capital: 0

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	60,900,059	600,000
% of issued share capital:	6.8	0.067
No. of shares held after the transaction:	0	600,000
% of issued share capital:	0	0.067
Total shares:	0	600,000

Submitted by Mr Li Jian Xiong, Alternate Director on 16/09/2003 to the SGX

MASNET No. 71 OF 16.09.2003
Announcement No. 74

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Cessation of Substantial Shareholder's Interests

Name of substantial shareholder:	Kim Eng Holdings Ltd ("KEH")
Date of notice to company:	16/09/2003
Date of change of interest:	15/09/2003
Name of registered holder:	Cosco Industrial Investments Limited ("CIIL")
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Placement of 60,900,059 ordinary shares of S$0.20 each in the share capital of the Company (the "Placement Shares") by Kim Eng Securities Pte. Ltd. ("KES"), a wholly-owned subsidiary of KEH, to various end-placees subsequent to the exercise by KES on 12/09/2003 of the placement option in relation to the Placement Shares granted by CIIL in favour of KES on 05/09/2003

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	60,900,059
% of issued share capital:	6.8
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.415
No. of shares held before the transaction:	60,900,059
% of issued share capital:	6.8
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	61,500,059	
% of issued share capital:	6.87	
No. of shares held after the transaction:	600,000	
% of issued share capital:	0.067	
Total shares:	600,000	

MASNET No. 72 OF 16.09.2003
Announcement No. 75

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Cessation of Substantial Shareholder's Interests

Name of substantial shareholder: Yuanta Securities Asia Financial Services Limited ("Yuanta")

-

Date of notice to company: 16/09/2003

-

Date of change of interest: 15/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited ("CIIL")

-

Circumstance(s) giving rise to the interest: Others

Please specify details: Placement of 60,900,059 ordinary shares of S$0.20 each in the share capital of the Company (the "Placement Shares") by Kim Eng Securities Pte. Ltd. ("KES"), a wholly-owned subsidiary of Kim Eng Holdings Ltd ("KEH") (Yuanta has a 28% interest in the issued share capital of KEH), to various end-placees subsequent to the exercise by KES on 12/09/2003 of the placement option in relation to the Placement Shares granted by CIIL in favour of KES on 05/09/2003

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 60,900,059

% of issued share capital: 6.8

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$0.415

-

No. of shares held before the transaction: 60,900,059

% of issued share capital: 6.8

-

No. of shares held after the transaction: 0

% of issued share capital: 0

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	61,500,059	
% of issued share capital:	6.87	
No. of shares held after the transaction:	600,000	
% of issued share capital:	0.067	
Total shares:	600,000	

Submitted by Mr Li Jian Xiong, Alternate Director on 16/09/2003 to the SGX

MASNET No. 73 OF 16.09.2003
Announcement No. 76

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Cessation of Substantial Shareholder's Interests

Name of substantial shareholder:	Yuanta Core Pacific Securities Co., Ltd ("Yuanta Core")
Date of notice to company:	16/09/2003
Date of change of interest:	15/09/2003
Name of registered holder:	Cosco Industrial Investments Limited ("CIIL")
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Placement of 60,900,059 ordinary shares of S$0.20 each in the share capital of the Company (the "Placement Shares") by Kim Eng Securities Pte. Ltd. ("KES"), a wholly-owned subsidiary of Kim Eng Holdings Ltd ("KEH") (Yuanta Securities Asia Financial Services Limited, a wholly-owned subsidiary of Yuanta Core, has a 28% interest in the issued share capital of KEH), to various end-placees subsequent to the exercise by KES on 12/09/2003 of the placement option in relation to the Placement Shares granted by CIIL in favour of KES on 05/09/2003

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	60,900,059
% of issued share capital:	6.8
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.415
No. of shares held before the transaction:	60,900,059
% of issued share capital:	6.8
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	61,500,059	
% of issued share capital:	6.87	
No. of shares held after the transaction:	600,000	
% of issued share capital:	0.067	

Submitted by Mr Li Jian Xiong, Alternate Director on 16/09/2003 to the SGX